CorMedix Inc.

300 Connell Drive, Suite 4200

Berkeley Heights, NJ 07922

October 7, 2025

Division of Corporation Finance

Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	CorMedix Inc. (CIK: 0001410098)
Form S-3ASR
Filed on October 6, 2025
File No. 333-290721

Pursuant to Rule 477 under the Securities Act of 1933, as amended, CorMedix Inc. (the “Registrant”) hereby requests the withdrawal, effective immediately, of Registration Statement on Form S-3ASR, File No. 333-290721 (the “Registration Statement”), which was originally filed by the Registrant with the Securities and Exchange Commission (the “Commission”) on October 6, 2025. The Registration Statement inadvertently omitted current dates from the exhibits incorporated into such filing. The Registration Statement will be refiled on EDGAR promptly, with the corrected dates for such exhibits.

The Company confirms that no securities have been sold under the Registration Statement. The Company understands that, pursuant to Rule 477(b) under the Securities Act, this application for withdrawal will be effective at the time filed with the Commission unless, within fifteen calendar days after the filing, the Commission notifies the Company that the application for withdrawal will not be granted.

Please direct any questions or comments regarding this correspondence to Andrew Marmer of Willkie Farr & Gallagher, LLP, at (212) 728-8847. Thank you for your assistance in this matter.

Respectfully submitted,

By:	/s/ Beth Zelnick Kaufman
Name:	Beth Zelnick Kaufman
Title:	Chief Legal and Compliance Officer and Corporate Secretary